K Wave Media Ltd.
c/o Maples Corporate Services Limited
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

July 26, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Rebekah Reed
Erin Jaskot

RE:	K Wave Media Ltd.
Amendment No. 2 to Registration Statement on Form F-4
Filed July 1, 2024
File No. 333-278221

Dear Ms. Reed and Mr. Jaskot:

On behalf of K Wave Media Ltd. (“K Wave” or the “Company”), we are responding to the letter from the staff of the Division of Corporation Finance Office of Trade & Services (the “Staff”) dated July 19, 2024 (the “Comment Letter”) regarding K Wave’s Amendment No. 2 to Registration Statement on Form F-4 filed with the Securities and Exchange Commission (the “SEC”) on July 1, 2024 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting Amendment No. 3 to the Registration Statement on Form F-4 (“Amended Registration Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Amended Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Amended Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in italics and followed by the Company’s response. We have included page references to the Amended Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement. The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comments as well as other updates.

For ease of reference, the text of the Division of Corporation Finance Office of Trade & Services’ comment is included in bold-face type below, followed by the Company’s response.

Amendment No. 2 to Registration Statement on Form F-4 filed July 1, 2024

Letter to Stockholders of Global Star Acquisition Inc., page i

1. Please state in the second paragraph where you discuss the business combination agreement that K Enter has minimal independent operations and does not currently own a controlling interest in any other entities. Revise the added paragraph beginning, “The closing of the business combination is subject to certain conditions...” to clearly state the same. Further revise such paragraph to include cross-references to the questions and answers at page 14 related to material developments or changes in the acquisitions of the Six Korean Entities. Additionally, please include early in the summary of the proxy statement/prospectus beginning at page 18, as well as in the description of the Acquisition Merger on page 103, disclosure comparable to this paragraph, as revised in response to this comment.

Response: The Company respectfully acknowledges the Staff’s comment as well as Comments 4, 7 and 15, relating to K Enter’s acquisitions of the controlling equity interests of the Six Korean Entities and the fact that the closing of the Business Combination is only conditioned on K Enter closing on the acquisitions of the controlling equity interests of only two (2) out of the Six Korean Entities. To address the Staff’s concerns the parties have amended the Merger Agreement to provide that the closing of the Business Combination is conditioned upon the closing of K Enter’s acquisition of the controlling equity interests of all of the Six Korean Entities. K Enter expects to close the acquisition of the controlling equity interests of the Six Korean Entities promptly after this proxy statement/prospectus on Form F-4 is declared effective by the U.S. Securities and Exchange Commission. The Company will include in the final proxy statement/prospectus the date K Enter completed the acquisitions of the controlling equity interests of the Six Korean Entities. Additionally, Global Star will not mail out the proxy statement to its stockholders in connection with the Special Meeting seeking stockholder approval of the Business Combination until after K Enter closes the acquisitions of the controlling equity interests of the Six Korean Entities. Global Star anticipates that these acquisitions by K Enter will be completed shortly after this proxy statement/prospectus on Form F-4 is declared effective by the U.S. Securities and Exchange Commission. Further in the event there are material changes regarding K Enter’s proposed acquisitions of the controlling equity interests of the Six Korean Entities, Global Star will furnish updated proxy materials to its stockholders. See the Letter to Stockholders and pages 14, 19 and 23 of the Amended Registration Statement.

Questions and Answers About the Business Combination and the Special Meeting Q: How will the

Initial Stockholders and the Sponsor vote?, page 8

2. We note that disclosure at page 85 has been revised to state that the Initial Stockholders and Sponsor have the requisite voting power to approve each of the proposals in the proxy statement/prospectus. If true, revise this question and answer to state as much, and provide such disclosure in the letter to stockholders as well.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has addressed the Staff’s comment in the Letter to Stockholders and at page 8 of the Amended Registration Statement.

Q: Will I experience dilution as a result of the Business Combination?, page 10

3. Please add a footnote to the table listing additional sources of dilution to explain that while you have assumed a $10 per share conversion price when disclosing the number of shares underlying the K Enter convertible senior secured notes, such conversion price may be adjusted downwards. Disclose how many PubCo shares could be issued at the conversion floor price of $4 per share.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has addressed the Staff’s comment at page 10 of the Amended Registration Statement.

Q: What if there are material developments or changes relating to the acquisition..., page 14

4. We note your response to prior comment 20. Please revise to explain at the outset of this question and answer that the closing of the business combination is conditioned only on the closing of the acquisitions of Play Company and Solaire Partners and not on the acquisition of all Six Korean Entities. Additionally, please revise and supplement this question and answer as follows:

●	We note your reference to “updated or supplemental proxy materials.” Please explain what you mean by this distinction and clarify the circumstances under which you would amend and update the disclosure in the proxy statement/prospectus and recirculate it to shareholders.

●	Provide additional detail regarding the plans for, and timing of, circulating updated proxy materials in the event of any material change following effectiveness of the registration statement, including how far in advance of the special meeting Global Star stockholders could expect to receive such updated materials.

●	Explain to stockholders the circumstances under which you would discard proxy cards already received if you recirculate updated proxy materials and whether and how, in such event, stockholders who have already voted would be afforded the opportunity to recast their vote.

Response: The Company respectfully acknowledges the Staff’s comment. See the Company’s response to Comment 1 above.

Summary of the Proxy Statement/Prospectus K Enter Holdings Inc., page 19

5. We note your response to prior comment 1. Revise to specify which of the Six Korean Entities’ projected 2024 revenues are impacted by the delay in acquisition date and quantify the extent to which projected revenues have been and/or are expected to be negatively impacted by the delay. In this regard, the disclosure references “PubCo’s projected revenues,” but the projections included in the proxy statement/prospectus are those of the Six Korean Entities, rather than PubCo as a whole. Please also provide additional explanation as to why the second fairness opinion dated March 12, 2024 (as updated on April 29, 2024) is not impacted by a change in the projected financial information underlying the analyses therein. Make conforming revisions where this disclosure appears elsewhere.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has addressed the Staff’s comment at pages 20 and 21 of the Amended Registration Statement.

Ownership Structure of Pubco Following the Business Combination, page 24

6. It appears the ownership interests depicted in the top boxes of the chart are not consistent with the ownership interests shown on page 11. Please conform as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has addressed the Staff’s comment at page 26 of the Amended Registration Statement.

Background, page 108

7. You disclose that your decision to condition the closing of the business combination on the acquisitions of only Play Company and Solaire Partners was based on K Enter’s “desire to give greater incentives to management of the five other companies to achieve success.” Please expand on this statement and explain how structuring the business combination in this way and acquiring only a 51% interest in the companies aside from Play Company and Solaire Partners gives greater incentives to management. Also revise to indicate whether Global Star and K Enter have discussed any actual or potential adjustments to the base consideration in the event K Enter does not acquire a controlling interest in one or more of the Six Remaining Entities. If so, please disclose these adjustments here and elsewhere as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment. See the Company’s response to Comment 1 above.

Proposal No. 2: The Acquisition Merger Proposal

Supplemental Information: K Enter Forecasts, page 139

8. 2024 in the table is labeled as actual but appears it is forecasted. Please revise as appropriate. Additionally, it appears the first column labeled as 2023 for the other entities contains forecasted amounts and should be labeled accordingly.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has addressed the Staff’s comment at page 140 of the Amended Registration Statement.

9. Please provide a discussion of the material assumptions underlying the projections included in this section, quantifying such assumptions as practicable. For example, to the extent the projections depend upon an increase in revenue from specific customers, please quantify the projected increases.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has addressed the Staff’s comment at pages 142-148 of the Amended Registration Statement.

Business of K Enter, page 161

10. We note several remaining references to “content virtualization” being one of K Enter’s “four initial capabilities,” including at the outset of this section. At page 197 you also state, “Additionally, one of these acquisitions will allow us to expedite the development of a fourth capability.” As this disclosure implies that K Enter will acquire First Virtual or another content virtualization company prior to the consummation of the business combination, please revise to reflect that K Enter has terminated its agreement to acquire First Virtual.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has addressed the Staff’s comment at pages 37, 166, 204 and 300 of the Amended Registration Statement.

Capabilities and the Six Korean Entities to be acquired, page 179

11. We note your response to prior comment 12, as well as Article 5 of the Share Pledge Agreements included in Exhibits 10.12-10.18. Revise the disclosure regarding the Share Pledge Agreements to explain in further detail how K Enter could enforce the pledges created by such agreements in order to “ensure the closing of” the related Share Purchase Agreements. For example, we note that paragraph (2) of Article 5 contemplates that K Enter, as pledgee, could “acquire the Pledged Shares in lieu of the full or partial satisfaction of the Secured Obligations by a commercially reasonable method,” but this remedy is not addressed in the proxy statement/prospectus. Address the amount of time that it could take for K Enter to enforce any remedy with respect to the pledged shares.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has addressed the Staff’s comment at pages 180-189 of the Amended Registration Statement. Additionally, as noted in response to Comment 1 above, the parties have amended the Merger Agreement to provide that the closing of the Business Combination is conditioned upon the closing of K Enter’s acquisition of the controlling equity interests of all of the Six Korean Entities. K Enter expects to close the acquisition of the controlling equity interests of the Six Korean Entities promptly after this proxy statement/prospectus on Form F-4 is declared effective by the U.S. Securities and Exchange Commission and the Company will include in the final proxy statement/prospectus the date K Enter completed the acquisitions of the controlling equity interests of the Six Korean Entities. Furthermore, Global Star will not mail out the proxy statement to its stockholders in connection with the Special Meeting seeking stockholder approval of the Business Combination until after K Enter closes the acquisitions of the controlling equity interests of the Six Korean Entities. We submit that since the closing of the Business Combination is conditioned upon K Enter’s acquisition of the controlling equity interests of all of the Six Korean Entities, this Comment 11 regarding the manner and timing of K Enter’s rights to enforce the Pledge Agreements to close the Share Purchase Agreements for the Six Korean Entities is rendered moot.

Unaudited Pro Forma Condensed Combined Balance Sheet for New K Enter as of December 31, 2023, page 248

12. It appears columns for adjustments and “New K Enter Pro Forma Combined” are missing. Please revise as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment. This comment has been resolved by revising the Unaudited Pro Forma Condensed Combined Balance Sheet for New K Enter as of December 31, 2023 on page 248 of the Amended Registration Statement to include the columns for the Adjustments and for “New K Enter Pro Forma Combined.”

Unaudited Pro Forma Condensed Combined Financial Information

Note 7 - Net Loss Per Share, page 267

13. Please revise footnote (2) to the first table hereunder to refer to the redemptions associated with the Second Extension. Appears footnote (2) to the table on page 254 needs to be revised as well.

Response: The Company respectfully acknowledges the Staff’s comment. This comment has been resolved by revising footnote (2) on pages 254 and 267 of the Amended Registration Statement to include the redemptions associated with the Second Extension that occurred in June 2024.

General

14. We note the significant contribution of HYBE to Play’ Company’s total sales in both 2022 and 2023. You disclose that the written agreement with HYBE has expired, and HYBE recently created a limited, distribution only agreement with Play Company that is projected to yield limited revenues to Play Company in 2024. Where you discuss the projections for Play Company’s future revenue, please indicate the extent to which the projections assumed a continued relationship with HYBE and disclose the projected revenue that would be generated by HYBE for each year in the projections. If the projections did not account for the decrease of revenues generated by HYBE in future periods, please state this clearly and explain whether you believe the projections could be materially different following the recent developments with HYBE. Disclose what consideration the board gave to obtaining updated projections or a lack of reliance on these projections. Please also indicate, to the extent practicable, the revenue generated from HYBE for 2024 to date and the anticipated total revenue from HYBE for 2024. Include similar disclosure in the related risk factor on page 42.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has addressed the Staff’s comment at pages 43 and 140 of the Amended Registration Statement.

15. Throughout the prospectus where you discuss the acquisition of the Six Korean Entities and the business of New K Enter, clearly state that only the acquisition of Play Company and Solaire Partners is a condition to the merger and remove the statements and suggestions indicating that acquisition of the Six Korean Entities is assured. Where you state that you “will” acquire the Six Korean Entities revise to indicate that possibility that you may not. Please revise throughout, including in the Risk Factors, Q&A, and Business of K Enter to indicate how K Enter’s failure to acquire controlling interests in any of the four production companies whose acquisitions are not conditions to closing of the business combination would impact the business and financial condition of New K Enter. As examples only, explain which of the production companies have generated the most revenues to date, have projects under production, and/or hold material contracts, so that investors better understand the importance of each company to New K Enter and the comparative level of risk associated with failure to acquire any of these entities. Also address the fact that if you acquire only Play Company and Solaire Partners, New K Enter will have only two of the three initial capabilities that you believe are necessary to carry out your business plan, would not have the upcoming film and drama lineup you discuss throughout, and would not have any of the intellectual property held by Apeitda Co and Bidangil Pictures. Please also include disclosure throughout as appropriate of the contribution of each of the Six Korean Entities to total pro forma revenues and the stock consideration payable to each of the Six Korean Entities, and disclose how pro forma revenues and stock consideration payments would change if you acquire only Play Company and Solaire Partners.

Response: The Company respectfully acknowledges the Staff’s comment. See the Company’s response to Comment 1 above.

Please call Daniel Nunn of Nelson Mullins Riley & Scarborough LLP at (904) 665-3601 or James Prestiano of Loeb & Loeb LLP at (212) 407-4831 if you have any questions or if would like additional information with respect to any of the foregoing.

Thank you.

Very truly yours,

/s/ Anthony Ang
Name:	Anthony Ang
Title:	Chairman

Enclosures

cc:	Mr. Tan Chin Hwee Executive Chairman and Interim Chief Executive Officer K Enter Holdings, Inc.